Ur-Energy First Quarter 2008 Conference Call

Denver, Colorado (Marketwire – April 3, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) will conduct its Q1 2008 Quarterly Update Webcast on April 10, 2008 at 11:00 a.m. Eastern Time (10 a.m. Central Time). Management will present on the events of the first quarter and future objectives. A Q & A session will follow the presentation. Pre-registration is encouraged. This call is being webcast by Thomson and can be accessed at:

Conferencing Details:

Dial-In Number	888.713.4214
International Dial-In Number	617.213.4866
Participant Passcode	91515776
Participant URL:	https://www.theconferencingservice.com/prereg/key.process?key=PCVMLH6R4

The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson’s individual investor portal, powered by Street Events. Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.